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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)*
                                 --------------

                                VCA Antech, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value, per share
                         (Title of Class of Securities)

                                   918194 10 1
                                 (CUSIP Number)

                             Jennifer Bellah Maguire
                           Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                       Los Angeles, California 90071-3197
                                 (213) 229-7986
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 2003
       (Date of Event Which Requires Filing of Statement on Schedule 13D)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. /__ /

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 918194 10 1            13D                    Page 2 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         Green Equity Investors III, L.P.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     Delaware
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power     0
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power    8,804,437
REPORTING         --------------------------------------------------------------
PERSON WITH
                  (9)      Sole Dispositive
                           Power     0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power    8,804,437
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         8,804,437
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         22% beneficial ownership of the voting stock based on 40,065,273 shares of Common Stock outstanding on February 4, 2003
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      PN
--------------------------------------------------------------------------------

CUSIP No. 918194 10 1            13D                    Page 3 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         Green Equity Investors Side III, L.P.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     Delaware
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power     0
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power    8,804,437
REPORTING         --------------------------------------------------------------
PERSON WITH
                  (9)      Sole Dispositive
                           Power     0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power    8,804,437
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         8,804,437
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         22% beneficial ownership of the voting stock based on 40,065,273 shares of Common Stock outstanding on February 4, 2003
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      PN
--------------------------------------------------------------------------------

CUSIP No. 918194 10 1            13D                    Page 4 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         GEI Capital III, L.L.C.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     Delaware
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power     0
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power    8,804,437
REPORTING         --------------------------------------------------------------
PERSON WITH
                  (9)      Sole Dispositive
                           Power     0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power    8,804,437
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         8,804,437
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         22% beneficial ownership of the voting stock based on 40,065,273 shares of Common Stock outstanding on February 4, 2003
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      PN
--------------------------------------------------------------------------------

CUSIP No. 918194 10 1            13D                    Page 5 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         LGP Management, Inc.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     Delaware
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power     0
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power    8,804,437
REPORTING         --------------------------------------------------------------
PERSON WITH
                  (9)      Sole Dispositive
                           Power     0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power    8,804,437
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         8,804,437
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         22% beneficial ownership of the voting stock based on 40,065,273 shares of Common Stock outstanding on February 4, 2003
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      CO
--------------------------------------------------------------------------------

CUSIP No. 918194 10 1            13D                    Page 6 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         Leonard Green & Partners, L.P.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     Delaware
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power     0
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power    8,804,437
REPORTING         --------------------------------------------------------------
PERSON WITH
                  (9)      Sole Dispositive
                           Power     0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power    8,804,437
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         8,804,437
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         22% beneficial ownership of the voting stock based on 40,065,273 shares of Common Stock outstanding on February 4, 2003
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      PN
--------------------------------------------------------------------------------

CUSIP No. 918194 10 1            13D                    Page 7 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         John G. Danhakl
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     United States of America
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power     0
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power    8,804,437
REPORTING         --------------------------------------------------------------
PERSON WITH
                  (9)      Sole Dispositive
                           Power     0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power    8,804,437
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         8,804,437
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         22% beneficial ownership of the voting stock based on 40,065,273 shares of Common Stock outstanding on February 4, 2003
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      IN
--------------------------------------------------------------------------------

CUSIP No. 918194 10 1            13D                    Page 8 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

        Peter J. Nolan
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     United States of America
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power     0
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power    8,804,437
REPORTING         --------------------------------------------------------------
PERSON WITH
                  (9)      Sole Dispositive
                           Power     0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power    8,804,437
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         8,804,437
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         22% beneficial ownership of the voting stock based on 40,065,273 shares of Common Stock outstanding on February 4, 2003
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      IN
--------------------------------------------------------------------------------

CUSIP No. 918194 10 1            13D                    Page 9 of 15 Pages
--------------------------------------------------------------------------------


(1)      Name of Reporting Persons:
         I.R.S. Identification No. of Above Persons (entities only):

         John M. Baumer
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [ ]
         (b)      [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only:

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):
                                     WC
--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:
                                     United States of America
--------------------------------------------------------------------------------
NUMBER OF         (7)      Sole Voting
SHARES                     Power     0
BENEFICIALLY      --------------------------------------------------------------
OWNED             (8)      Shared Voting
BY EACH                    Power    8,804,437
REPORTING         --------------------------------------------------------------
PERSON WITH
                  (9)      Sole Dispositive
                           Power     0
                  --------------------------------------------------------------
                  (10)     Shared Dispositive
                           Power    8,804,437
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         8,804,437
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11):
         22% beneficial ownership of the voting stock based on 40,065,273 shares of Common Stock outstanding on February 4, 2003
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions):
                                      IN
--------------------------------------------------------------------------------

CUSIP No. 918194 10 1            13D                    Page 10 of 15 Pages


     ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D ("Schedule 13D") relates to Common Stock, par value $0.001, (the "Common Stock") of VCA Antech, Inc., a Delaware corporation (the "Issuer").

     The address of the Issuer's principal executive offices is 12401 West Olympic Boulevard, Los Angeles, California 90064-1022.

     ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Green Equity Investors III, L.P., a Delaware limited partnership ("GEI III"), Green Equity Investors Side III, L.P., a Delaware limited partnership ("GEI Side III"), GEI Capital III, L.L.C., a Delaware limited liability company ("GEIC"), Leonard Green & Partners, L.P., a Delaware limited partnership ("LGP"), LGP Management, Inc., a Delaware corporation ("LGPM"), John G. Danhakl, Peter J. Nolan and John M. Baumer (collectively, "Reporting Persons") pursuant to their agreement to the joint filing of this Schedule 13D (the "Joint Filing Agreement," attached hereto as Exhibit 4).

     GEI III is the record owner of the 8,804,437 shares of Common Stock of the Issuer reported herein. GEI Side III is an affiliated fund of GEI III and invests in tandem with GEI III. GEI Side III's investments represent less than 1% of the amount invested in each transaction. GEI III and GEI Side III's principal business is to pursue investments. GEIC is the general partner of GEI III and GEI Side III. GEIC's principal business is to act as the general partner of GEI III and GEI Side III. LGP is an affiliate of GEIC. LGP's principal business is to act as the management company of GEI III, GEI Side III and other affiliated funds. LGPM is the general partner of LGP. As a result of their relationship with GEI III and GEI Side III, each of GEIC, LGPM and LGP may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI III and GEI Side III. As such, GEIC, LGPM and LGP may be deemed to have shared beneficial ownership of the Common Stock of which GEI III and GEI Side III are deemed to be the beneficial owners. GEIC, LGPM and LGP, however, disclaim beneficial ownership of such shares of Common Stock.

     John G. Danhakl, Peter J. Nolan and John M. Baumer directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI III, GEI Side III, GEIC, LGPM, and/or LGP. Each of Messrs. Danhakl, Nolan and Baumer is a partner of LGP and may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by GEI III and GEI Side III. As such, Messrs. Danhakl, Nolan and Baumer may be deemed to have shared beneficial ownership over such shares of Common Stock. Messrs. Danhakl, Nolan and Baumer, however, disclaim beneficial ownership of such shares of Common Stock.

     (b) The address of each of the Reporting Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

CUSIP No. 918194 10 1            13D                    Page 11 of 15 Pages

     (c) Not applicable to GEI III, GEI Side III, GEIC, LGPM or LGP.

     John G. Danhakl is a managing partner of LGP and a member of the board of directors of the Issuer.

     Peter J. Nolan is a managing partner of LGP and a member of the board of directors of the Issuer.

     John M. Baumer is a partner of LGP and a member of the board of directors of the Issuer.

     (d) None of GEI III, GEI Side III or any of the other Reporting Persons has been convicted in a criminal proceeding during the last five years.

     (e) None of GEI III, GEI Side III or any of the other Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

     (f) Messrs. Danhakl, Nolan and Baumer are citizens of the United States of America.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On November 27, 2001, the Issuer consummated an initial public offering ("IPO"). GEI III acquired 1,287,097 shares of Common Stock in the IPO at the initial public offering price of $10.00 per share, using funds from working capital. Immediately following the IPO, GEI III beneficially owned an aggregate of 10,508,139 shares of Common Stock.

     On February 4, 2003, GEI III disposed of 1,703,702 shares of Common Stock in an underwritten secondary public offering ("Secondary Public Offering"), pursuant to a Registration Statement on Form S-3 (File No. 333-102439), as filed with the Securities and Exchange Commission on January 10, 2003, as amended.

     ITEM 4. PURPOSE OF TRANSACTION

     As part of the Secondary Public Offering, GEI III disposed of the Common Stock in order to obtain liquidity for part of its position in the shares. GEI III, GEI Side III and certain of the Reporting Persons, including John G. Danhakl, Peter J. Nolan and John M. Baumer, participate directly or indirectly in the management of the Issuer through representation on the Issuer's board of directors. For further information, see Items 2 and 6 hereof.

     Except as disclosed in this Item 4, none of GEI III, GEI Side III or any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons' investments in the Issuer as deemed appropriate in light of existing circumstances from time to

CUSIP No. 918194 10 1            13D                    Page 12 of 15 Pages

time and reserve the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.


     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

Reporting          Number       Number        Aggregate        Percentage
Persons            of           of            Number of        of Class
                   Shares       Shares        Shares           Beneficially
                   with         with          Beneficially     Owned
                   Sole         Shared        Owned
                   Voting       Voting
                   and          and
                   Dis-         Dis-
                   positive     positive
                   Power        Power

GEI III
and GEI Side III   0            8,804,437     8,804,437        22%

Other Reporting    0            8,804,437     8,804,437        22%
Persons
--------------------------------------------------------------------------------

     (c) Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On September 20, 2000, GEI III, the Issuer and other stockholders of the Issuer entered into a stockholders' agreement (the "Agreement"). The Agreement entitles certain holders of the Issuer's common stock (the "Holders") to register such shares under the Securities Act of 1933 (the "Securities Act"). The provisions of the Agreement provide that the Holders may demand that the Issuer file a registration statement under the Securities Act covering some or all of the Holder's registrable securities. The Agreement limits the number of demand registrations that the Issuer is required to make on behalf of the Holders. In an underwritten offering, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities.

CUSIP No. 918194 10 1            13D                    Page 13 of 15 Pages

     In addition, Holders have "piggyback" registration rights. If the Issuer proposes to register any equity securities under the Securities Act, other than pursuant to demand registration rights noted above or specified excluded registrations, Holders may require the Issuer to include all or a portion of Holders' registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities.

     In connection with the Issuer's IPO in November 2001, the Agreement was amended by Amendment No. 1, effective October 1, 2001, ("Amendment No. 1"). The Amendment No. 1 altered the expiration date for certain call rights granted under the Agreement. In connection with the Secondary Public Offering, the Agreement was again amended by Amendment No. 2, effective January 9, 2003, ("Amendment No. 2"). The Amendment No. 2 provided the parties with the right to offer shares in a secondary public offering.

     The foregoing descriptions of the Agreement, Amendment No. 1 and Amendment No. 2 are qualified in their entirety by reference to the text of the Agreement, Amendment No. 1 and Amendment No. 2, respectively, copies of which are incorporated by reference as exhibits to this Schedule 13D.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1 Stockholders Agreement, dated as of September 20, 2000 (incorporated by reference to Exhibit 4.1 to VCA Antech, Inc.'s Form S-1, as filed with the Securities and Exchange Commission on August 9, 2001).

     2 Amendment No. 1 to Stockholders Agreement, dated as of November 27, 2001 (incorporated by reference to Exhibit 4.2 to VCA Antech, Inc.'s Amendment No. 2 to Form S-1, as filed with the Securities and Exchange Commission on October 31, 2001).

     3 Amendment No. 2 to Stockholders Agreement, dated as of January 9, 2003 (incorporated by reference to Exhibit 4.3 to VCA Antech, Inc.'s Amendment No. 1 to Form S-3, as filed with the Securities and Exchange Commission on January 17, 2003).

     4      Joint Filing Agreement, dated February 5, 2003 (filed herewith).

     5      Power of Attorney, dated February 5, 2003 (filed herewith).

CUSIP No. 918194 10 1            13D                    Page 14 of 15 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of February 5th, 2003




                         Green Equity Investors III, L.P.
                         By: GEI Capital III, L.L.C., its General Partner

                         By:      /s/ Jonathan D. Sokoloff
                                  -----------------------------------
                                  Name:    Jonathan D. Sokoloff
                                  Title:   Manager


                          Green Equity Investors Side III, L.P.
                          By: GEI Capital III, L.L.C., its General Partner

                          By:      /s/ Jonathan D. Sokoloff
                                   -----------------------------------
                                   Name:    Jonathan D. Sokoloff
                                   Title:   Manager

                          GEI Capital III, L.L.C.

                          By:      /s/ Jonathan D. Sokoloff
                                   -----------------------------------
                                   Name:    Jonathan D. Sokoloff
                                   Title:   Manager

                          LGP Management, Inc.

                          By:      /s/ Jonathan D. Sokoloff
                                   -----------------------------------
                                   Name:    Jonathan D. Sokoloff
                                   Title:   Vice President

                          Leonard Green & Partners, L.P.
                          By: LGP Management, Inc., its General Partner

                          By:     /s/ Jonathan D. Sokoloff
                                  ------------------------------------
                                  Name:    Jonathan D. Sokoloff
                                  Title:   Vice President

                          /s/ John G. Danhakl
                          --------------------------------------------
                          John G. Danhakl

                          /s/ Peter J. Nolan
                          --------------------------------------------
                          Peter J. Nolan

                          /s/ John M. Baumer
                          --------------------------------------------
                          John M. Baumer






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CUSIP No. 918194 10 1            13D                    Page 15 of 15 Pages


                                  EXHIBIT INDEX



EXHIBIT NO.        DESCRIPTION

1 Stockholders Agreement, dated as of September 20, 2000 (incorporated by reference to Exhibit 4.1 to VCA Antech, Inc.'s Form S-1, as filed with the Securities and Exchange Commission on August 9, 2001).

2 Amendment No. 1 to Stockholders Agreement, dated as of November 27, 2001 (incorporated by reference to Exhibit 4.2 to VCA Antech, Inc.'s Amendment No. 2 to Form S-1, as filed with the Securities and Exchange Commission on October 31, 2001).

3 Amendment No. 2 to Stockholders Agreement, dated as of January 9, 2003 (incorporated by reference to Exhibit 4.3 to VCA Antech, Inc.'s Amendment No. 1 to Form S-3, as filed with the Securities and Exchange Commission on January 17, 2003).

4                 Joint Filing Agreement, dated February 5, 2003
                  (filed herewith).

5                 Power of Attorney, dated February 5, 2003 (filed herewith).





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